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                          November 19, 2021

       Robert J. Moccia
       Chief Executive Officer
       STRATA Skin Sciences, Inc.
       5 Walnut Grove Drive, Suite 140
       Horsham, PA 19044

                                                        Re: STRATA Skin
Sciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 16,
2021
                                                            File No. 333-261090

       Dear Mr. Moccia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sunjeet S. Gill, Esq.